UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2022

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Willemstraat 5
4811 AH, Breda, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

argenx SE

On May 5, 2022, argenx SE (the “Company”) issued press releases, copies of which are attached here as Exhibit 99.1 and 99.2 and are incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1 and Exhibit 99.2, are incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-258251) and S-8 (File Nos. 333-225375 and 333-258253).

EXHIBITS

Exhibit	Description

99.1	Press Release dated May 5, 2022
99.2	Press Release dated May 5, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: May 5, 2022	By:	/s/ Hemamalini (Malini) Moorthy
Hemamalini (Malini) Moorthy
General Counsel